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SEC FILE NUMBER
1-10515

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
JMAR Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

10905 Technology Place

Address of Principal Executive Office (Street and Number)
San Diego, California 92127

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company experienced turnover in its accounting and financial personnel during the first two quarters of 2007, including the resignation of its Chief Financial Officer and hiring of a new CFO, the replacement of its Controller and the extended absence of its senior accountant due to bereavement leave. In addition, management was engaged in negotiating and completing several financing transactions shortly before and after the completion of the second quarter. As a result of this employer turnover, the completion of these transactions and the complex accounting related to these transactions, the Company was unable to complete its financial statements and Form 10-Q without unreasonable effort or expense and in sufficient time to allow for the Company’s outside accountants to review the financial statements for filing by the prescribed due date. The Company intends to file its Quarterly Report on Form 10-Q as soon as possible, but no later than the August 20, 2007 deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

C. Neil Beer	858	946-6800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited revenues for the quarter ended June 30, 2007 were $1,213,326 compared to $1,289,901 for the quarter ended June 30, 2006. Revenues for the second quarter of 2007 included $907,762 from the Company’s lithography systems and advanced materials contract with Naval Air Systems Command (NAVAIR Contract). The unaudited net profit for the quarter ended June 30, 2007 was $417,158, compared to a net loss for the quarter ended June 30, 2006 of $2,589,003. The net profit for the second quarter of 2007 reflects investment of $105,570 in product development primarily associated with the BioSentry line. The net profit for the quarter ended June 30, 2007 also includes asset write-downs of $117 and a non-cash interest charge of $132,618 related to the Company’s line of credit.

JMAR Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ C. NEIL BEER

C. NEIL BEER, Chief Executive Officer